Exhibit 99.6


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                             CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
01.02 - HEAD OFFICE ADDRESS
1- Full Address (Street, Number and Complement)                    2- District
AV. ESCOLA POLITECNICA,760, 2nd floor                              JAGUARE
3- Zip Code                                  4- City                                    5- State
05350-901                                    SAO PAULO                                  S.P.
6- DDD                      7- Telephone              8- Telephone              9- Telephone              10- Telex
(Long distance)             3718-5301                 3718-5306                 3718-5465
5511
11- DDD (Long distance)           12- Fax                          13- Fax                         14- Fax
5511                              3718-5297                        3714-4436
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)
1- Name
WANG WEI CHANG
2- Full Address (Place, Number and Complement)                     3- District
AV. ESCOLA POLITECNICA,760 - 2nd floor                             JAGUARE
4- Zip Code (CEP)                            5- City                                    6- State
05350-901                                    SAO PAULO                                  S.P.
7- DDD (long           8- Telephone          9- Telephone          10- Telephone        11- Telex             12- DDD (long
distance) 5511         3718-5301             3718-5306             3718-5465                                  distance) 5511
13- Fax                           14- Fax                          15- Fax                         16- E-MAIL
3718-5297                         3714-4436                                                        acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

             Current fiscal year                           Current Quarter                            Previous Quarter
1- Begin                2- End                3- Quarter    4- Begin      5- End         6- Quarter    7- Begin       8- End
01/01/2004              12/31/2004                 3        07/01/2004    09/30/2004         2         04/01/2004     06/30/2004
9- Auditing Company                                                             10- CVM Code
Ernst & Young Auditores Independentes S.S.                                      00471-5
11- Technical in Charge                                                         12- Technical in Charge Taxpayers' Register
Luiz Carlos Passetti                                                            001.625.898-32


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)          1- Current quarter               2- Previous quarter             4- Same quarter of previous year
                                  September 30, 2004               June 30, 2004                   September 30, 2003
PAID-UP CAPITAL
1.COMMON                                                15,471,957                      15,471,957                       15,471,957
2.PREFERRED                                             29,180,427                      29,180,427                       29,180,427
3.TOTAL                                                 44,652,384                      44,652,384                       44,652,384
IN TREASURY
4.COMMON                                                     7,900                           7,900                            7,900
5.PREFERRED                                                135,595                         135,595                          135,595
6.TOTAL                                                    143,495                         143,495                          143,495

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Industrial, Commercial and Others
2 - SITUATION
Operational
3 - NATURE OF SHARE CONTROL
National Private
4 - CODE OF ACTIVITY
1170000 - Participation & Administration
5 -  MAIN ACTIVITY
Holding - Food
6 - CONSOLIDATED TYPE
Total
7 - TYPE OF AUDITOR'S REPORT
No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item            2- General Taxpayers' Register                              3- Name

01.08 - DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1- ITEM      2- EVENT            3-APPROVAL DATE    4-  DIVIDENDS       5-  BEGINNING OF    6- TYPE OF SHARE    7- AMOUNT PER SHARE
                                                                        PAYMENT
01           Ordinary Board of   06/18/2004         Interest over       08/31/2004          ON                  1,1233700000
             Directors Meeting                      Company's capital
03           Ordinary Board of   06/18/2004         Interest over       08/31/2004          PN                  1,1233700000
             Directors Meeting                      Company's capital


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

01.09 - PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1-ITEM       2-DATE OF      3- CAPITAL STOCK       4- AMOUNT         5- SOURCE OF    6- QUANTITY OF    7- PRICE OF
             CHANGE          (thousand Reais)    (thousand Reais)     CHANGE         ISSUED SHARES     SHARE IN THE
                                                                                         (units)       ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS DIRECTOR

1 - Date           2 - Signature
11/11/2004


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.01- BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - Code             2 - Description                              3 - 09/30/2004                   4 - 06/30/2004
1                    TOTAL ASSETS                                                          932,062                          944,381
1.01                 CURRENT ASSETS                                                          8,563                           47,925
1.01.01              Cash and Banks                                                             22                              120
1.01.02              Credits                                                                     0                                0
1.01.03              Inventories                                                                 0                                0
1.01.04              Others                                                                  8,541                           47,805
1.01.04.01           Taxes to Recover                                                        8,494                            5,209
1.01.04.02           Deferred Taxes                                                              0                                0
1.01.04.03           Dividends and Interest over Company's                                       0                           42,500
                     Capital
1.01.04.04           Other                                                                      47                               16
1.01.04.05           Advanced Expenses                                                           0                               80
1.02                 NONCURRENT ASSETS                                                         325                            4,642
1.02.01              Credits                                                                     0                                0
1.02.02              Credits with Associates                                                     0                            4,316
1.02.02.01           With Affiliates                                                             0                                0
1.02.02.02           With Subsidiaries                                                           0                            4,316
1.02.02.03           With Other Associates                                                       0                                0
1.02.03              Others                                                                    325                              326
1.02.03.01           Deferred Taxes                                                            295                              296
1.02.03.02           Other Receivables                                                          30                               30
1.03                 PERMANENT ASSETS                                                      923,174                          891,814
1.03.01              Investments                                                           923,174                          891,814
1.03.01.01           Equity in Affiliates                                                        0                                0
1.03.01.02           Equity in Subsidiaries                                                923,170                          891,810
1.03.01.03           Other Investments                                                           4                                4
1.03.02              Fixed Assets                                                                0                                0
1.03.03              Deferred                                                                    0                                0


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code             2 - Description                              3 - 09/30/2004                   4 - 06/30/2004
2                    TOTAL LIABILITIES                                                     932,062                          944,381
2.01                 CURRENT LIABILITIES                                                     2,286                           49,884
2.01.01              Loans                                                                       0                                0
2.01.02              Debentures                                                                  0                                0
2.01.03              Suppliers                                                                   6                                7
2.01.04              Taxes, Charges and Contribution                                            85                            1,244
2.01.04.01           Social Contributions                                                       50                               49
2.01.04.02           Other Taxes Obligations                                                    35                            1,195
2.01.05              Dividends Payable                                                           3                                3
2.01.06              Provisions                                                                479                              489
2.01.06.01           Provisions for vacations & 13th salary                                    479                              489
2.01.07              Debts with Associates                                                   1,509                                0
2.01.08              Others                                                                    204                           48,141
2.01.08.01           Interest on Company Capital                                               180                           48,117
2.01.08.02           Other Obligations                                                          24                               24
2.02                 NONCURRENT LIABILITIES                                                    509                              509
2.02.01              Loans                                                                       0                                0
2.02.02              Debentures                                                                  0                                0
2.02.03              Provisions                                                                  0                                0
2.02.04              Debts with Associates                                                       0                                0
2.02.05              Others                                                                    509                              509
2.02.05.01           Reserve for Contingencies                                                 509                              509
2.03                 DEFERRED INCOME                                                             0                                0
2.05                 NET EQUITY                                                            929,267                          893,988
2.05.01              Paid-up Capital Stock                                                 490,000                          490,000
2.05.02              Capital Reserves                                                            0                                0
2.05.02.01           Reserve for Fiscal Incentives                                               0                                0
2.05.03              Revaluation Reserve                                                         0                                0
2.05.03.01           Owned Assets                                                                0                                0
2.05.03.02           Subsidiaries/Affiliates                                                     0                                0
2.05.04              Profit Reserves                                                       284,582                          284,582
2.05.04.01           Legal                                                                  24,956                           24,956
2.05.04.02           Statutory                                                                   0                                0
2.05.04.03           For Contingencies                                                           0                                0
2.05.04.04           Profits Realizable                                                          0                                0
2.05.04.05           Retained Earnings                                                           0                                0


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - Code             2 - Description                              3 - 09/30/2004                   4 - 06/30/2004
2.05.04.06           Special for Non-distributed Dividends                                       0                                0
2.05.04.07           Other profit Reserves                                                 259,626                          259,626
2.05.04.07.01        Expansion Reserves                                                    231,806                          231,806
2.05.04.07.02        Increase Capital Reserves                                              28,635                           28,635
2.05.04.07.03        Treasury Shares                                                         (815)                            (815)
2.05.05              Accumulated Profit/ Losses                                            154,685                          119,406


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1-Code          2-Description                                       3-07/01/2004    4-01/01/2004   5-07/01/2003 to  6-01/01/2003
                                                                    to 09/30/2004   to 09/30/2004  09/30/2003       to 09/30/2003
3.01            GROSS INCOME FROM SALES AND/OR SERVICES                           0              0                0               0
3.02            Sales Returns                                                     0              0                0               0
3.03            NET INCOME FROM SALES AND/OR SERVICES                             0              0                0               0
3.04            Cost Of Goods And/Or Services Sold                                0              0                0               0
3.05            GROSS INCOME                                                      0              0                0               0
3.06            OPERATING INCOME/EXPENSES                                    30,784        205,249           42,216          52,135
3.06.01         With Sales                                                        0              0                0               0
3.06.02         General And Administrative                                    (893)        (3,048)            (722)         (2,445)
3.06.02.01      Administrative                                                (241)        (1,019)            (137)           (970)
3.06.02.02      Management Compensation                                       (652)        (2,029)            (585)         (1,475)
3.06.03         Financial                                                       317          4,715              635           1,143
3.06.03.01      Financial Income                                                500          5,032              636           1,153
3.06.03.02      Financial Expenses                                            (183)          (317)              (1)            (10)
3.06.04         Other Operating Income                                            0              0                0              41
3.06.05         Other Operating Expenses                                          0              0                0               0
3.06.06         Income On Equity                                             31,360        203,582           42,303          53,396
3.07            OPERATING INCOME                                             30,784        205,249           42,216          52,135
3.08            Non-operating Income                                              0              0                0             (1)
3.08.01         Income                                                            0              0                0           2,247
3.08.02         Expenses                                                          0              0                0         (2,248)
3.09            INCOME BEFORE TAX AND INTERESTS                              30,784        205,249           42,216          52,134
3.10            Provision For Income Tax And Social Contribution              4,496          (618)                0            (20)
3.11            Deferred Income Tax                                             (1)             54               32         (2,913)
3.12            Interests And Statutory                                           0              0                0               0
3.12.01         Interests                                                         0              0                0               0
3.12.02         Contribution                                                      0              0                0               0
3.13            Reversion Of Interest Over Company Capital                        0              0                0               0
3.15            PROFIT/LOSS IN FISCAL YEAR                                   35,279        204,685           42,248          49,201
                Number Of Shares (Ex-treasury)                           44,508,889     44,508,889       44,508,889      44,508,889
                Profit Per Share                                            0,79263        4,59874          0,94920         1,10542
                Loss Per Share

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

1. OPERATING CONTEXT

Perdigao S.A. is the holding company and in the operating context of Perdigao
Companies, the main activities developed are: raising, production and slaughter of poultry (chicken, Chester(R), turkey and others) and pork; processing and/or sale of meats, frozen pasta, frozen vegetables, and soybean by-products.

2. PRESENTATION OF FINANCIAL STATEMENTS AND MAIN PRACTICES UTILIZED

The Quarterly Information - ITR, related to the third quarter of 2004, was adopted according to the same accounting practices adopted in the previous financial statements, as well for the fiscal year ended on December 31st, 2003.
Such Quarterly Information is in accordance with the Corporate Law and the Brazilian Securities Commission ("Comissao de Valores Mobiliarios") - CVM, and is presented in thousands of Brazilian Reais, except where indicated otherwise.

3. TEMPORARY CASH INVESTMENTS - CONSOLIDATED

                                          INTEREST RATE-ANNUAL AVERAGE         09.30.04           06.30.04
                                                                          -----------------------------------
 LOCAL CURRENCY:
 Cash                                                  -                         54,000             19,026
 Fixed Income Funds                                  15.92%                     100,245            356,255
 Bank Deposit Certificate - CDB                      15.79%                      45,018            181,910
                                                                          -----------------------------------
 Total in Local Currency                                                        199,263            557,191
                                                                          -----------------------------------
 FOREIGN CURRENCY:
 Cash                                                  -                            716                994
 Over Night                                 1.31% + exch. Variation              55,909            101,401
 National Treasury Notes - NTN-D            9.50% + exch. Variation             168,427            139,827
 Others                                     2.68% + exch. Variation              37,752             14,306
                                                                          -----------------------------------
 Total in Foreign Currency                                                      262,804            256,528
                                                                          -----------------------------------
 TOTAL                                                                          462,067            813,719
                                                                          ===================================
 Short term                                                                     290,668            687,162
 Long term                                                                      171,399            126,557

Cash investments decreased due to the settlement of corn and soybean contracts, the lower funding from export advances and payment of interest on capital to shareholders.


4. INVENTORIES - CONSOLIDATED

                                                                    09.30.04            06.30.04
                                                                    ----------------------------
 Finished products                                                   248,987             251,970
 Goods in process                                                     22,008              24,857
 Raw materials                                                       105,367              62,096
 Secondary material and packing                                       81,343              74,202
 Animal raising (poultry, turkey and hogs)                           248,266             250,190
 Advances to suppliers and imports in transit                         16,972               9,952
                                                                    ----------------------------
 Total                                                               722,943             673,267
                                                                    ============================


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES

5. RECOVERABLE TAXES

Represented by credit of the Company and its subsidiaries that will be offset against the related tax due in the next two years.

                                                              COMPANY                 CONSOLIDATED
                                                     ------------------------------------------------------
                                                       09.30.04     06.30.04      09.30.04      06.30.04
                                                     ------------------------------------------------------
   State VAT (ICMS)                                       -            -              32,205        30,258
   Income Tax                                               8,494        5,209        40,276        33,997
   Federal VAT (IPI)                                      -            -               6,257        12,762
   Social Integration Program (PIS)/COFINS)               -            -              63,937        52,644
   Others                                                 -            -                 352            23
                                                     ------------------------------------------------------
   Total                                                    8,494        5,209       143,027       129,684
                                                     ======================================================
   Current                                                  8,494        5,209       106,610        96,805
   Noncurrent                                             -            -              36,417        32,879

State VAT - ICMS: due to the Company's export activities, significant ICMS credits have been accumulated and are offset against debts generated by domestic market sales;

Income Tax: corresponds to the income tax applicable on cash investments and on the interest on own capital received by the Company;

Social Integration Program (PIS/COFINS): credits related to the non-cummulative results of PIS, valid as of December 2002 and to COFINS, valid as of February
2004, which are offset against other taxes and contributions under management of the Secretaria da Receita Federal (Federal Internal Revenue Service).

6. DEFERED INCOME TAXES AND SOCIAL CONTRIBUTION

The deferred income and social contribution tax assets and liabilities were constituted taking into consideration the tax rates in effect in the coming year and are composed as follows:

                                                              COMPANY                  CONSOLIDATED
                                                    --------------------------------------------------------
                                                       09.30.04      06.30.04      09.30.04      06.30.04
                                                    --------------------------------------------------------
Deferred IRPJ and CSLL assets on:
  Tax losses                                              -             -              15,019        18,885
  Negative calculation basis                              -             -               8,572         9,797
  Provision for contingencies                                  36            36        15,060        15,474
  Other temporary differences                                 259           260        25,175        20,517
                                                    --------------------------------------------------------
Total                                                         295           296        63,826        64,673
                                                    ========================================================

  Current                                                 -             -              19,893        21,195
  Noncurrent                                                  295           296        43,933        43,478

Deferred IRPJ and CSLL liabilities on:
   Realizable revaluation reserve                         -             -                 423           445
   Incentivated accelerated depreciation                  -             -               1,611         1,742
                                                    --------------------------------------------------------
Total                                                     -             -               2,034         2,187
                                                    ========================================================


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The Management of the Company, based on a study produced, expects the current deferred taxable credits, constituted over fiscal losses and a negative social contribution basis, to have a substantial chance of being realized in the next two years.

04.01 - EXPLANATORY NOTES

The taxable credits which are constituted on provisions for contingencies should be realized when the suits have been transited and judged, therefore they do not have estimated maturity date to be realized, being classified as noncurrent assets.

The reconciliation of taxes charged to operations of the year is as follows:

                                                                   COMPANY                    CONSOLIDATED
                                                       ---------------------------     -----------------------
                                                           09.30.04       09.30.03      09.30.04      09.30.03
Income (losses) before income taxes and participation       205,249         52,134       257,430        55,995
Management and employees participation                            -              -      (22,684)       (3,906)
Interest on shareholders' equity                                  -              -      (50,000)             -
Result of investments in subsidiaries                     (203,582)       (43,557)     (110,346)      (43,504)
Other                                                           (9)             50       (5,776)       (2,780)
                                                       --------------------------------------------------------
Calculation basis                                             1,658          8,627        68,624         5,805
Applicable rate                                              34.00%         34.00%        34.00%        34.00%
                                                       --------------------------------------------------------
Income tax and social contribution over profit                (564)        (2,933)      (23,332)       (1,974)
                                                       ========================================================
Tax rate difference of subsidiaries abroad                        -              -          (85)         1,358
                                                       --------------------------------------------------------
                                                              (564)        (2,933)      (23,417)         (616)
                                                       ========================================================


7. INVESTMENTS IN SUBSIDIARIES

 The consolidated financial statements comprise Perdigao S.A. and the following subsidiaries:

                                                                             PARTICIPATION IN CAPITAL - %
                                                                 -----------------------------------------------------
                                                                         09.30.04                      06.30.04
                                                                 DIRECT        INDIRECT        DIRECT        INDIRECT
                                                                 ------        --------        ------        ---------
Perdigao Agroindustrial S.A.                                     100.00           -            100.00              -
Perdigao Export Ltd.                                             100.00           -            100.00              -
PDA Distribuidora de Alimentos Ltda.                                -           100.00       -                100.00
Perdigao UK Ltd.                                                    -           100.00       -                100.00
Perdigao Holland B.V.                                               -           100.00       -                100.00
Perdigao International Ltd.                                         -           100.00       -                100.00
Crossban Holdings GMBH                                              -           100.00       -                100.00
Perdix International Foods - Comercio Internacional Lda.            -           100.00       -                100.00
PRGA Participacoes Ltda.                                            -           100.00       -                100.00
Highline International Ltd.                                         -           100.00       -                100.00
Perdigao Trading S.A.                                               -           100.00       -                100.00
BFF International Ltd.                                              -           100.00       -                100.00
Perdigao Asia Pte Ltd.                                              -           100.00       -                100.00


FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------
As of 07.01.04, Perdigao Overseas was renamed Perdigao International Ltd.



04.01 - EXPLANATORY NOTES

The movement of investments in subsidiaries is as follows:

                                                      PERDIGAO            PERDIGAO
                                                 AGROINDUSTRIAL S.A.     EXPORT LTD.              TOTAL
                                                                                          09.30.04      06.30.04
Paid-in capital                                                496,116               29      -             -
Share/quotaholders' equity                                     923,170        -              -             -
Net income                                                     203,582        -              -             -
Investment at equity accounting                                923,170        -               923,170       891,810
   Investment before equity accounting                         769,588        -               769,588       769,588
   Interest over Company's capital                            (50,000)        -              (50,000)      (50,000)
   Result of investments in subsidiaries                       203,582        -               203,582       172,222
Exchange variation on indirect investments                -                   -               (6,996)        12,442

8. FIXED ASSETS - CONSOLIDATED

                                      ANNUAL DEPRECIATION                COST                    RESIDUAL VALUE
                                           RATES (%)
                                    -----------------------------------------------------------------------------------
                                                                   09.30.04      06.30.04     09.30.04      06.30.04
                                    -----------------------------------------------------------------------------------
Buildings and improvements                  4 to 10                 531,329       528,426      389,524       390,852
Machinery and equipment                    10 to 20                 606,353       599,063      336,702       341,985
Electrical and hydraulic                      10                     55,388        55,121       37,863        38,796
facilities
Forests and reforestation                   Various                  20,027        19,297       16,101        15,596
Others                                     10 to 20                  21,946        22,459       12,078        12,695
Lands                                                                82,358        82,811       82,358        82,811
Fixed assets in course                                               14,860        10,216       14,860        10,216
Advances to suppliers                                                 5,176         3,522        5,176         3,522
                                                              ---------------------------------------------------------
Total                                                             1,337,437     1,320,915      894,662       896,473
                                                              =========================================================

9. DEFERRED CHARGES - CONSOLIDATED

                                                        ANNUAL AMORTIZATION             COST                 RESIDUAL VALUE
                                                             RATES (%)
                                                                               ---------------------------------------------------
                                                                                09.30.04    06.30.04     09.30.04      06.30.04
                                                     -----------------------------------------------------------------------------
Preoperating costs at Rio Verde unit - Goias state              10                  59,354      59,354        44,969       46,449
Implementation of SAP R/3 integrated system                     20                  13,895      13,777         8,141        8,856
Goodwill on acquisition of investment                           20                  18,888      18,888         5,223        6,169
Others                                                        various               15,974      11,762        13,672        9,870
                                                                               ---------------------------------------------------
Total                                                                              108,111     103,781        72,005       71,344
                                                                               ===================================================

The realization of the goodwill arising from the acquisition of Frigorifico
Batavia S.A., merged into the subsidiary Perdigao Agroindustrial S.A. on 03.26.01, is based on the expectation of future profitability, estimated at 5 years since its acquisition.


10. BANK LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

The bank loans, financing and debentures by type of financing and interest rates are as follows:

               LINE                            ANNUAL WEIGHTED AVERAGE RATE                  09.30.04       06.30.04
 ------------------------------------------------------------------------------------------------------------------------

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


 Short term
 Local Currency
   Costing                                                 8.75%                                 214,379         232,740
   Working capital                                     4.00% + TJLP                               15,038          14,882
                                                                                          -------------------------------
                                                                                                 229,417         247,622

04.01 - EXPLANATORY NOTES

 Foreign Currency
   Hedge                            CDI + exchange variation (US$ and other currencies)           30,222          33,130
   Working capital                                                                              -                 31,186
   ACC - Pre-exports                                                                            -                 87,756
                                                                                          -------------------------------
                                                                                                  30,222         152,072
                                                                                          -------------------------------
                                                                                                 259,639         399,694
 Short term maturities of long
 term debt                                                                                       471,360         480,097
                                                                                          -------------------------------
 Total Short Term                                                                                730,999         879,791
                                                                                          ===============================

             LINE                             ANNUAL WEIGHTED AVERAGE RATE                   09.30.04       06.30.04
 ------------------------------------------------------------------------------------------------------------------------
 Long term
 Local Currency
   Working capital                                    4.08% + TJLP                               218,526         213,065
   Fixed Assets                                       2.18%+ TJLP                                116,617         127,761
   Debentures                                         6.00% + TJLP                                62,619          62,066
                                                                                          -------------------------------
                                                                                                 397,762         402,892
 Foreign Currency
   Working capital             5.43%+ exchange variation (US$ and other currencies)              360,122         423,143
   ACC - Pre-exports           2.83%+ exchange variation (US$)                                    33,352          90,035
   Fixed Assets                10,59%+ exchange variation (US$ and other currencies)              10,282          11,982
                                                                                          -------------------------------
                                                                                                 403,756         525,160
                                                                                          -------------------------------
                                                                                                 801,518         928,052
 Short term maturities                                                                         (471,360)       (480,097)
                                                                                          -------------------------------
 Total Long term maturities                                                                      330,158         447,955
                                                                                          ===============================

The maturity of long-term bank loans, financing and debentures is as follows:

 MATURITY DATE                          09.30.04        06.30.04
 --------------------------------------------------------------------
 Long term:
    2005                                    38,983         150,616
    2006                                   162,170         172,941
    2007                                    45,621          45,560
    2008                                    13,375          13,415
    2009 to 2025                            70,009          65,423
                                    ---------------------------------
                                           330,158         447,955
                                    =================================

Loans, financings and debentures of R$ 141,536 (R$174,502 on 06.30.04) are collateralized by the financed assets and by real estate mortgages. The other loans are guaranteed by Perdigao S.A. signature guarantees.

The subsidiary Perdigao Agroindustrial S.A. has a loan contract containing restrictive covenants with International Finance Corporation - IFC, with final maturity on July 15, 2005, for the current amount of R$12,633 (R$20,777 on 06.30.04). The restrictions include, among others, distribution of dividends in excess of the minimum obligatorily and anticipated liquidation when certain financial indices (current liquidity, long-term indebtedness and debt coverage) are not met. On 09.30.04, the Company complied with all contract covenants.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The subsidiary Perdigao Agroindustrial S.A. issued 81,950 simple debentures to the National Economic and Social Development Bank (BNDES), totally paid from
06.30.98 to 11.21.00, at a face value of R$ 1 each, with redemption from
06.15.01 to 06.15.10; up to 09.30.04, 32,636 debentures were redeemed.




04.01 - EXPLANATORY NOTES

 11. RESERVE FOR CONTINGENCIES - CONSOLIDATED

Based on an analysis of fiscal, legal, labor and other contingencies, the reserves are determined and/or adjusted monthly to reflect the amounts considered sufficient by management and legal counsel to cover eventual losses. To cover currently pending litigation, Perdigao Companies have effected legal deposits amounting to R$ 15,822 (R$15,067 on 06.30.04) The reserves for contingencies on 09.30.04 were as follows:

                                                 09.30.04           06.30.04
                                    -----------------------------------------
 Taxes                                           90,103             87,788
 Labour                                           7,859              8,349
 Civil, commercial and others                    11,298             11,438
                                    -----------------------------------------
 Total                                          109,260            107,575
                                    =========================================

Taxes: Refer to administrative and legal actions, and to ICMS credits based on the interpretation of certain standards of the states. On the federal span, there are many discussions about the uses for income tax and social contribution, collection refutation of PIS and COFINS on other incomes, 1% additional social contribution over the period from June to December 1999. Said discussions on the federal span are supported in judicial and/or administrative lawsuits.

Labor: Refer to estimated losses based on history and analysis of lawsuits on individual labor complaints, principally related to overtime and inflation adjustments of wages required before Real Plan.

Civil, commercial and others: Refer to lawsuits from employees who allege work related accidents, occupational diseases, traffic accidents, property losses, physic accidents and others. The losses are estimated by legal counsel based on the lawsuits history.


12. SHAREHOLDERS' EQUITY

On 09.30.04, the capital was comprised of 44,652,384 shares, divided into 15,471,957 common shares and 29,180,427 preferred shares, all registered and without par value. Foreign investors hold 36,208 common shares and 4,997,330 preferred shares. Of the preferred shares held by foreign investors, 1,439,460 shares are equivalent to 719,730 ADRs.

The Company holds 143,495 shares of its own issuance, as treasury shares, acquired in previous periods with resources from income reserves at an average cost of R$ 5.68 (five reais and sixty eight cents) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, independent from statutory reform, until the limit of 60,000,000 shares, divided into 20,040,000 common shares and 39,960,000 preferred shares.

Preferred shares, besides the priority of reimbursement of capital in case of Company settlement, have the same rights of common shares, except the voting right. All shareholders have equal rights to a dividend not less then 25% of net income, adjusted in accordance with legislation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

In agreement entered into among the majority shareholders of Perdigao S.A., on October 25, 1994, it was established that the members should take mutual advice prior to the exercise of their voting right.

The Company's Extraordinary Shareholders' Meeting, on 12.17.02, approved the tag along right of the Preferred Shares in public sale of controlling ownership, in order to assure to these shares the minimum price of eighty percent (80%) of the amount paid per share of Common Shares that constitute the Controlling block of shares.

Reconciliation of shareholders' equity and operating results for the period



04.01 - EXPLANATORY NOTES

The difference between the shareholders' equity and the net income for the period ended 09.30.04 between the Company and the Consolidated was R$4,750
(R$9,741 on 06.30.04) and refers to the elimination of unrealized profit in operations with subsidiaries in the shareholders equity and R$6,644 (R$4,007 on 09.30.03) in the operating results.

Statements of Changes in Shareholders' Equity:

                                 CAPITAL STOCK      RESERVES OF INCOME         ACCUMULATED INCOME           TOTAL
                                ----------------------------------------------------------------------------------------
Balance as of 12.31.03                   490,000                   284,582             -                        774,582
  Net income in the Period             -                     -                               204,685            204,685
  Interest over capital                -                     -                              (50,000)           (50,000)
                                ----------------------------------------------------------------------------------------
Balance as of 09.30.04                   490,000                   284,582                   154,685            929,267
                                ========================================================================================

13. FINANCIAL INSTRUMENTS - CONSOLIDATED

Perdigao Companies have transactions involving financial instruments, exclusively in connection with their business activities, in order to reduce the exposure of operating assets and liabilities to market, currency and interest rate risks. On 09.30.04 the financial instruments were represented as follows:

                                                                       ACCOUNTANT VALUE   MARKET CAPITALIZATION
                                                     ------------------------------------------------------------------
 Cash, banks and temporary cash investments                                     462,067                      463,952
 Clients                                                                        145,963                      145,963
 Investments                                                                        484                          484
 Loans, financings and debentures                                           (1,030,935)                  (1,030,935)
 Swap contracts                                                                (30,222)                     (28,536)
 Suppliers                                                                    (363,573)                    (363,573)
                                                     ------------------------------------------------------------------
 Total                                                                        (816,216)                    (812,645)
                                                     ==================================================================

On 09.30.04 the company had assets and liabilities exposed to exchange variation, as follows:

                                                                                   09.30.04                    06.30.04
                                                                 -------------------------------------------------------
Cash, banks and temporary cash investments                                          262,804                     256,528
Swap contracts                                                                      118,262                     194,266
Loans and financings                                                              (403,756)                   (644,083)
Other operational assets and liabilities                                             31,141                      57,558
                                                                 -------------------------------------------------------
Total                                                                                 8,451                   (135,731)
                                                                 =======================================================

Regarding customers, the subsidiary Perdigao Agroindustrial S.A. adopts selection procedures and performs analysis for credit limits, maintaining allowances to cover eventual losses.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Suppliers includes cereal received on a "price to set basis", according to usual practices of the corn and soybean markets, they are priced at the time of use or setting of prices. As of 09.30.04, the balance is stated at market.

The market values of the financial assets and liabilities do not differ significantly from the corresponding values, to the extent they were agreed and registered at rates and conditions practiced in the market for operations of a similar type, risk and period. In regards to investment in Brazilian public debt bonds, the market value was obtained based on the quote of 09.30.04, and in regards to swap contracts, the quote was obtained based on the rate projection until the final maturity of the contracts, discounted by the CDI rate (interbank rate).

Executive management defines the policy for financial operations and transactions, starting with the establishment of strategies and exposure limits, previously submitted to the Board of Directors.


04.01 - EXPLANATORY NOTES

On September 2003 the Perdigao's Credit Rights Investment Fund (Perdigao FIDC -
Fundo de Investimento em Direitos Creditorios) was constituted with Banco
Rabobank International Brasil S.A.


The fund is a securitization, via an assignment contract of existing commercial receivables arising by the sales of domestic market by Perdigao Agroindustrial
S.A.. The Fund's equity is R$ 80,000, of which R$ 64,000 consist of senior quotas and R$ 16,000 in subordinated quotas subscribed by the issuer. The portfolio expected return is 95% of the average CDI (Brazilian Interbank Deposit
Certificate) rate, with three-year maturity date and total amortization at the end of this period, which shall be extendable for further three years. On
09.30.04, the amount acquired by the Fund was worth R$79,062 (R$80,410 on 06.30.04) registered as a reduction to the Clients account.


14. FINANCIAL INCOME (EXPENSES), NET - CONSOLIDATED
                                                                           09.30.04        09.30.03
Interest expenses                                                             (160,195)       (171,219)
Interest income                                                                  80,200          76,356
Net monetary variations                                                          12,520          35,016
Tax on bank account activity (CPMF)                                            (15,897)        (13,949)
Other income (expenses)                                                         (9,602)         (5,644)
                                                                       ---------------------------------
Total                                                                          (92,974)        (79,440)
                                                                        ===============================

15. CASH FLOW - CONSOLIDATED
                                                                      COMPANY                     CONSOLIDATED
                                                           -------------------------------------------------------------
                                                                  09.30.04       09.30.03       09.30.04       09.30.03
                                                           -------------------------------------------------------------
Cash flows from operating activities:
 Net income (losses) in the period                                 204,685         49,201        211,329         51,473
 Depreciation, amortization and depletion                                -              -         78,400         73,054
 Long-term net finance expense                                           -              -         19,053          3,646
 Equity accounting                                               (203,582)       (53,396)              -              -
 Gain (loss) on disposal of permanent assets                             -              -          1,226          4,156

Changes in working capital:
  Clients                                                                -              -          7,047         42,924
  Inventories                                                            -              -       (42,090)       (61,513)
  Suppliers                                                              4              8         40,093       (14,276)
  Other                                                              8,226          4,247       (14,493)       (64,831)

                                                           -------------------------------------------------------------
Cash provided by operating activities                                9,333             60        300,565         34,633
                                                           -------------------------------------------------------------

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Investments flow
 Financial cash investments                                              -              -        223,474        266,112
 Cash investments on permanent                                           -            (4)       (70,687)       (66,228)
 Disposal of permanent                                                   -              -         11,458          2,238
 Interest over capital                                              73,100              -              -              -
                                                           -------------------------------------------------------------
Cash provided by investments flow                                   73,100            (4)        164,245        202,122
                                                           -------------------------------------------------------------
Loans flow
 Loans, financings and debentures                                        -              -      (338,590)      (272,620)
 Interest over capital                                            (82,459)              -       (82,459)              -
                                                           -------------------------------------------------------------
Resources on cash investments                                     (82,459)              -      (421,049)      (272,620)
                                                           -------------------------------------------------------------
Net increase (decrease)                                               (26)             56         43,761       (35,865)
                                                           =============================================================
Availabilities:
 Beginning of year                                                      48             33         10,955         50,954
 End of period                                                          22             89         54,716         15,089

04.01 - EXPLANATORY NOTES

16.TRANSACTIONS WITH RELATED PARTIES

The Company owes loan transactions with Perdigao Agroindustrial S.A. Loans refer to the following amounts: a) R$ 1,509 (R$4,316 on 06.30.04) of intercompany loans; b) R$5,140 (R$1,543 on 09.30.03) of income in the semester; c) and expenses (R$7 on 09.30.03).

The loans are subject to interest at the average cost of funding for the Perdigao Companies. Operations between the subsidiaries are made under normal market conditions regarding prices and terms.

17. INSURANCE

On 09.30.04 the main insurance coverage considered sufficient to cover eventual damage and other losses were: a) Named risks, fire, wind, lighting, business interruption, among others risks, on property, plant and equipment and inventories, in the amount of R$ 1,386,942; b) National and international freight, with the amounts calculated based on cargo registered; c) Other coverage, such as cash, civil responsibilities, vehicles and containers.

18. OBLIGATIONS AND GUARANTEES - CONSOLIDATED

The Perdigao Companies have granted R$821,754 (R$931,591 on 06.30.04) of guarantees, R$631,563 (R$635,492 on 06.30.04) of mortgages on properties and guarantees, R$801 (R$14,937 on 06.30.04) of fiduciary liens as collateral for loans, financing and debentures and R$82,456 (R$74,429 on 06.30.04) of mortgages on properties for the guarantee of other obligations.

19. SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigao - Sociedade de Previdencia Privada (a private pension foundation), sponsored by Perdigao Agroindustrial S.A., began its activities which are to provide supplemental retirement benefits for Perdigao Companies employees.

The plan is a defined contribution plan, based on the actuarial determination of benefit levels through the capitalization of contributions. On 09.30.04, the plan had 19,638 (19,982 on 06.30.04) participants and net equity of R$60,175 (R$55,006 on 06.30.04). For the quarter, contributions of the Companies were R$3,249 (R$2,772 on 09.30.03), of which R$2,857 (R$2,393 on 09.30.03) were for current costs and R$392 (R$379 on 09.30.03) for past service. The current liability for past service assumed at the beginning of the plan is R$6,759 (R$6,838 on 06.30.04), updated based on the general price index - IGP-DI. This amount must be paid in at maximum 20 years from the beginning of the plan.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

The assets of the plan were constituted of Fixed Income Fund and of investment funds, totaling R$60,199 (R$55,022 on 06.30.04).

The contributions, on average, are divided on the basis of 2/3 for the sponsors and 1/3 for the participants. The actuarial calculations are made by independent actuaries, in accordance with applicable regulations.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES


BOARD OF DIRECTORS
Eggon Joao da Silva                           Chairman
Francisco Ferreira Alexandre                  Vice-chairman
Adezio de Almeida Lima                        Board Member
Wilson Carlos Duarte Delfino                  Board Member
Francisco de Oliveira Filho                   Board Member
Jaime Hugo Patalano                           Board Member
Luis Carlos Fernandes Afonso                  Board Member

FISCAL COUNCIL
Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

EXECUTIVE OFFICERS
Nildemar Secches                              Chief Executive Officer
Joao Rozario da Silva                         Chief Sales Officer
Wang Wei Chang                                Chief Financial Officer
Paulo Ernani de Oliveira                      Chief Operation Officer
Nelson Vas Hacklauer                          Business Development Director
Wlademir Paravisi                             Supply Chain Director


Itacir Francisco Piccoli

Accountant - CRC - 1SC005856/O-0"S"-SP

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

05.01 COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER

See chart 08.01 for comments.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 09/30/2004                     4- 06/30/2004
1                  TOTAL ASSETS                                                         2,631,819                         2,913,561
1.01               CURRENT ASSETS                                                       1,349,545                         1,683,552
1.01.01            Cash and Banks                                                         290,668                           687,162
1.01.01.01         Cash                                                                    54,716                            20,020
1.01.01.02         Cash Investments                                                       235,952                           667,142
1.01.02            Credits                                                                145,963                           136,552
1.01.02.01         Clients                                                                145,963                           136,552
1.01.03            Inventories                                                            722,943                           673,267
1.01.03.01         Finished Goods                                                         248,987                           251,970
1.01.03.02         Goods in Process                                                        22,008                            24,857
1.01.03.03         Raw Material                                                           105,367                            62,096
1.01.03.04         By-products and Packing                                                 81,343                            74,202
1.01.03.05         Livestock (poultry, turkey and hogs)                                   248,266                           250,190
1.01.03.06         Advances to Suppliers transit                                           16,972                             9,952
1.01.04            Others                                                                 189,971                           186,571
1.01.04.01         Taxes Receivable                                                       106,610                            96,805
1.01.04.02         Deferred Taxes                                                          19,893                            21,195
1.01.04.03         Securities Receivable                                                    8,983                             7,786
1.01.04.04         Other Rights                                                            19,030                            22,120
1.01.04.05         Advanced Expenses                                                       35,455                            38,665
1.02               NONCURRENT ASSETS                                                      315,123                           261,714
1.02.01            Credits                                                                      0                                 0
1.02.02            Credits with Associates                                                      0                                 0
1.02.02.01         With Affiliates                                                              0                                 0
1.02.02.02         With Subsidiaries                                                            0                                 0
1.02.02.03         With Other Associates                                                        0                                 0
1.02.03            Others                                                                 315,123                           261,714
1.02.03.01         Cash Investments                                                       171,399                           126,557
1.02.03.02         Taxes Receivable                                                        36,417                            32,879
1.02.03.03         Deferred Taxes                                                          43,933                            43,478
1.02.03.04         Securities Receivable                                                   36,313                            33,620
1.02.03.05         Legal Deposits                                                          15,822                            15,067
1.02.03.06         Clients                                                                  9,428                             9,372
1.02.03.07         Other Rights                                                             1,811                               741
1.03               PERMANENT ASSETS                                                       967,151                           968,295
1.03.01            Investments                                                                484                               478
1.03.01.01         Equity in Affiliates                                                         0                                 0
1.03.01.02         Equity in Subsidiaries                                                       0                                 0
1.03.01.02.01      Goodwill in Equity in Subsidiaries                                           0                                 0
1.03.01.03         Other Investments                                                          484                               478
1.03.01.03.01      Interest Through Fiscal Incentives                                          74                                74

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------



06.01 - BALANCE SHEET - CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 09/30/2004                     4- 06/30/2004
1.03.01.03.02      Other Investments                                                          410                               404
1.03.02            Fixed Assets                                                           894,662                           896,473
1.03.02.01         Land                                                                    82,358                            82,811
1.03.02.02         Buildings and Improvements                                             531,329                           528,426
1.03.02.03         Machinery and Equipment                                                606,353                           599,063
1.03.02.04         Electric and hydraulic installations                                    55,388                            55,121
1.03.02.05         Forests and reforestation                                               20,027                            19,297
1.03.02.06         Construction in progress                                                20,036                            13,738
1.03.02.07         Other                                                                   21,946                            22,459
1.03.02.08         (-)Depreciation and Depletion                                        (442,775)                         (424,442)
1.03.03            Deferred Charges                                                        72,005                            71,344
1.03.03.01         Preoperating Costs                                                      80,330                            76,027
1.03.03.02         Implementation of Integrated Systems                                     8,893                             8,866
1.03.03.03         Goodwill on acquisition of investment                                   18,888                            18,888
1.03.03.04         (-) Amortization                                                      (36,106)                          (32,437)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 09/30/2004                     4- 06/30/2004
2                  TOTAL LIABILITIES                                                    2,631,819                         2,913,561
2.01               CURRENT LIABILITIES                                                  1,258,641                         1,464,978
2.01.01            Loans                                                                  715,669                           864,596
2.01.01.01         Financial Institutions                                                 696,610                           699,235
2.01.01.02         Advance on Export Contract                                              19,059                           165,361
2.01.02            Debentures                                                              15,330                            15,195
2.01.03            Suppliers                                                              363,573                           383,753
2.01.04            Taxes, Charges and Contribution                                         39,139                            45,656
2.01.04.01         Tax Obligations                                                         26,075                            33,220
2.01.04.02         Social Contributions                                                    13,064                            12,436
2.01.05            Dividends Payable                                                            3                                 3
2.01.06            Provisions                                                              75,321                            61,410
2.01.06.01         Provisions for vacations & 13th salaries                                75,321                            61,410
2.01.07            Debts with Associates                                                        0                                 0
2.01.08            Others                                                                  49,606                            94,365
2.01.08.01         Payroll                                                                 14,441                            14,564
2.01.08.02         Interest Over Company Capital                                              180                            48,118
2.01.08.03         Employees' profit sharing                                               22,813                            17,796
2.01.08.04         Other Obligations                                                       12,172                            13,887
2.02.              NONCURRENT LIABILITIES                                                 448,662                           564,336
2.02.01            Loans                                                                  282,869                           401,084
2.02.01.01         Financial Institutions                                                 268,576                           388,654
2.02.01.02         Advance on Export Contract                                              14,293                            12,430
2.02.02            Debentures                                                              47,289                            46,871
2.02.03            Provisions                                                                   0                                 0
2.02.04            Debts with Associates                                                        0                                 0
2.02.05            Others                                                                 118,504                           116,381
2.02.05.01         Taxes and Benefits Obligations                                           7,210                             6,619
2.02.05.02         Deferred Taxes                                                           2,034                             2,187
2.02.05.03         Reserves for Contingencies                                             109,260                           107,575
2.03               DEFERRED INCOME                                                              0                                 0
2.04               MINORITY INTEREST                                                            0                                 0
2.05               NET EQUITY                                                             924,516                           884,247
2.05.01            Paid-up Capital Stock                                                  490,000                           490,000
2.05.02            Capital Reserves                                                             0                                 0
2.05.02.01         Reserve for Fiscal Incentives                                                0                                 0
2.05.03            Revaluation Reserve                                                          0                                 0
2.05.03.01         Owned Assets                                                                 0                                 0
2.05.03.02         Subsidiaries/ Affiliates                                                     0                                 0
2.05.04            Profit Reserves                                                        273,187                           273,187

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSANDS OF REAIS)

     1- CODE                      2- DESCRIPTION                          3- 09/30/2004                     4- 06/30/2004
2.05.04.01         Legal                                                                   24,956                            24,956
2.05.04.02         Statutory                                                                    0                                 0
2.05.04.03         For Contigencies                                                             0                                 0
2.05.04.04         Profits Realizable                                                           0                                 0
2.05.04.05         Retained Earnings                                                            0                                 0
2.05.04.06         Special for Non-distributed Dividends                                        0                                 0
2.05.04.07         Other profit Reserves                                                  248,231                           248,231
2.05.04.07.01      Expansion Reserves                                                     231,806                           231,806
2.05.04.07.02      Increase Capital Reserves                                               28,635                            28,635
2.05.04.07.03      Treasury Shares                                                          (815)                             (815)
2.05.04.07.04      Unrealized Profit                                                     (11,395)                          (11,395)
2.05.05            Accumulated Profit/ Losses                                             161,329                           121,060

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1- Code       2- Description                              3-07/01/2004 to   4-01/01/2004 to    5- 07/01/2003 to  6- 01/01/2003 to
                                                          09/30/2004        09/30/2004         09/30/2003        09/30/2003
3.01          GROSS INCOME FROM SALES AND/OR SERVICES             1,378,346          3,990,135         1,138,774          3,112,581
3.01.01       Sales In Domestic Market                              677,176          1,984,113           604,119          1,769,595

3.01.02       Exports                                               701,170          2,006,022           534,655          1,342,986
3.02          Sales Returns                                       (166,089)          (472,765)         (128,624)          (377,451)
3.03          NET INCOME FROM SALES AND/OR SERVICES               1,212,257          3,517,370         1,010,150          2,735,130
3.04          Cost Of Goods And/Or Services Sold                  (901,356)        (2,545,669)         (732,531)        (2,057,772)
3.05          GROSS INCOME                                          310,901            971,701           277,619            677,358
3.06          OPERATING INCOME/EXPENSES                           (260,734)          (711,521)         (230,475)          (619,361)
3.06.01       With Sales                                          (206,868)          (564,345)         (169,979)          (497,949)
3.06.01.01    Variable                                            (132,685)          (371,696)         (118,352)          (341,820)
3.06.01.02    Fixed                                                (72,033)          (186,216)          (49,628)          (150,340)
3.06.01.03    Depreciation and Amortization                         (2,150)            (6,433)           (1,999)            (5,789)
3.06.02       General and Administrative                           (16,246)           (44,705)          (12,996)           (38,783)
3.06.02.01    General and Administrative                           (12,657)           (34,023)           (9,799)           (29,420)
3.06.02.02    Depreciation and Amortization                         (1,821)            (5,213)           (1,558)            (4,868)
3.06.02.03    Management Fees                                       (1,768)            (5,469)           (1,639)            (4,495)
3.06.03       Financial                                            (17,489)           (92,974)          (47,498)           (79,440)
3.06.03.01    Financial Income                                       24,476             72,282            37,540            (7,472)
3.06.03.02    Financial Expenses                                   (41,965)          (165,256)          (85,038)           (71,968)
3.06.04       Other Operating Income                                      0                  0                 0                  0
3.06.05       Other Operating Expenses                                (693)            (2,501)             (940)            (2,311)
3.06.06       Income On Equity                                     (19,438)            (6,996)               938              (878)
3.07          OPERATING INCOME                                       50,167            260,180            47,144             57,997
3.08          Non-operating Income                                  (1,066)            (2,750)             (756)            (2,002)
3.08.01       Income                                                  6,080             15,128             1,089              3,926
3.08.02       Expenses                                              (7,146)           (17,878)           (1,845)            (5,928)
3.09          INCOME BEFORE TAX AND INTERESTS                        49,101            257,430            46,388             55,995
3.10          Provision For Income Tax And Social                   (3,122)           (25,937)           (1,208)            (1,228)
              Contribution
3.11          Deferred Income Tax                                     (694)              2,520           (3,979)                612
3.12          Interests And Statutory                               (5,016)           (22,684)           (3,002)            (3,906)
3.12.01       Interests                                             (5,016)           (22,684)           (3,002)            (3,906)
3.12.01.01    Management Participation                                (906)            (4,681)             (597)              (804)
3.12.01.02    Employees' Profit Sharing                             (4,110)           (18,003)           (2,405)            (3,102)
3.12.02       Contribution                                                0                  0                 0                  0
3.13          Reversion Of Interest Over Company Capital                  0                  0                 0                  0
3.14          Minority Interest                                           0                  0                 0                  0
3.15          PROFIT/LOSS IN FISCAL YEAR                             40,269            211,329            38,199             51,473
              Number Of Shares (Ex-treasury)                     44,508,889         44,508,889        44,508,889         44,508,889
              Earnings Per Share                                    0.90474            4,74802           0,85823            1,15647
              Loss Per Share

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,


Perdigao commemorated its 70th anniversary by announcing further capital expenditures and the construction of the Mineiros - state of Goias (GO) industrial unit for the production of turkeys and chesters(R). As part of this historic occasion, the Company developed a special advertising campaign focused on the progress and innovation that has been achieved over the past years.

Third quarter results posted increased export volume in spite of international trading conditions, which saw weakening demand with prices trending lower. This, combined with the appreciation of the Real against the US dollar in the quarter, reduced export revenues.

Perdigao's domestic market focus continued to be on the improvement in the product mix together with new product launches.

The export performance and the increase in costs and expenses during the quarter were responsible for the partial reversal of first half margins, which had been boosted by the effects of the avian influenza outbreak.

OPERATING AND FINANCIAL HIGHLIGHTS - 3RD QUARTER 2004

[OBJECT OMITTED]

>>   Gross sales of R$ 1.4 billion, 21% higher;

>>   Growth of 9.8% in the sales volume of frozen and chilled products;

>> Domestic market sales were 12.1% higher with a 3.9% increase in frozen and chilled product volume;

>> Exports grew 31.1%, representing 57.8% of Company net sales with frozen and chilled product volume 15.1% up;

>>   Sales of higher value added products rose 9.1% and 4.6% in terms of volume;

>> Gross profit was up by 12.0%, translating into a gross margin of 25.6%, and totaling R$ 310.9 million;

>> EBITDA reached R$ 113.6 million, 4.2% down with a 9.4% EBITDA margin due to lower export prices and the pressure of costs and expenses.

>> Net income was R$ 40.3 million, 5.4% higher, representing a net margin of 3.3%; >> Perdigao's shares posted an average daily trading volume during the year of US$ 1.6 million.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

                  HIGHLIGHTS                     3Q `04    3Q `03     % Ch.    YTD. 04     YTD. 03    % Ch.
Gross Sales                                     1,378.3    1,138.8     21.0    3,990.1     3,112.6      28.2
Domestic Market                                   677.2      604.1     12.1    1,984.1     1,769.6      12.1
Exports                                           701.2      534.7     31.1    2,006.0     1,343.0      49.4
Net Sales                                       1,212.3    1,010.2     20.0    3,517.4     2,735.1      28.6
Gross Profit                                      310.9      277.6     12.0      971.7       677.4      43.5
EBIT                                               87.8       94.6     (7.2)     362.7       140.6     157.9
Net Income                                         40.3       38.2      5.4      211.3        51.5     310.6
EBITDA                                            113.6      118.6     (4.2)     438.6       211.4     107.5
EPS* - R$                                           0.9        0.9      5.4        4.7         1.2     310.6
Frozen and Chilled products (thousand tons)       285.9      260.4      9.8      821.2       721.6      13.8

* Earnings per Share (in Reais), excluding the shares in Treasury.                                 R$ million


                                     EBITDA


R$ million


                                [GRAPHIC OMITTED]

INVESTMENTS AND PROJECTS

Capital expenditures for the quarter amounted to R$ 26.4 million, 36.1% more than in the same quarter 2003 and were employed in expanding installed capacity at the Rio Verde unit as well as increased turkey slaughtering capacity at Carambei - state of Parana (PR), new production lines - including special cuts destined for the external market -, and adaptations to infrastructure. Capital expenditures in the first nine months were R$ 59.6 million, 11.8% up, and representing 66.2% of the amount budgeted for fixed capital investments for the year as a whole.

On August 19 2004, the Company announced the construction of a new industrial unit in Mineiros (GO) for poultry slaughtering and processing (turkey and chester(R)). This project will entail fixed investments of R$ 165 million between

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

2005 and 2007 together with a working capital requirement of R$ 75 million. Installed processing capacity is planned to reach 81,000 tons/year in December 2008.
08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

During the seventieth anniversary commemorations, a further investment of R$ 64 million was announced for streamlining and enhancing the output of units in the states of Santa Catarina (SC) and Rio Grande do Sul (RS) for the 2004 - 2005 period. This expenditure will be channeled to logistic projects, infrastructure and the optimization of production lines and also includes the installation of a Shared Services Center in Itajai (SC).

OPERATING PERFORMANCE

PRODUCTION

Third quarter production of meats recorded an output of 286,100 tons, a year on year increase of 12%. This was driven by the outlook for good demand for special poultry meat and year-end seasonal products, demand in the domestic and external markets combined with changes in the product mix. Production of meats for the first nine months of 2004 was 821,000 tons, corresponding to an increase of 12.9%.

 Poultry and hog slaughtering activity was ramped up by 5.9% and 17.6% respectively during the quarter to meet expected demand, an accumulated total for the first nine months of 11.7% and 14.9%. Output of other processed products grew by 24.5% in the quarter and 17.5% for the year-to-date.


OPERATING PERFORMANCE
Production                                    3Q `04    3Q `03     % Ch.   YTD. 2004  YTD. 2003   % Ch.
Poultry Slaughter (million heads)               122.5     115.6       5.9    363.4         325.4   11.7
Hog Slaughter (thousand heads)                  848.9     722.0      17.6  2,372.3       2,063.9   14.9
Poultry Meats (thousand tons)                   166.9     148.6      12.3    482.6         426.7   13.1
Pork/Beef Meats (thousand tons)                 119.2     106.8      11.6    338.4         300.5   12.6
Total Meats (thousand tons)                     286.1     255.3      12.0    821.0         727.3   12.9
Other Processed Products (thousand tons)          5.4       4.3      24.5     14.6          12.4   17.5
Feed and Premix (thousand tons)                 733.6     709.0       3.5  2,169.4       2,049.2    5.9
One-day chicks (million units)                  129.5     123.2       5.1    380.6         342.8   11.0
Soybean Crushing (thousand tons)                140.8     121.7      15.7    425.6         383.6   11.0
Degummed Oil (thousand tons)                     25.3      21.7      16.6     76.0          69.6    9.2
Refined Oil (thousand tons)                      17.4      14.8      17.9     51.3          49.6    3.5

DOMESTIC MARKET

Perdigao increased domestic market sales by 12.1% to R$ 677.2 million with sales volumes of frozen and chilled products up by 3.9%. Accumulated domestic market sales for the first nine months totaled R$ 2.0 billion, a 12.1% improvement with frozen and chilled product sales volume 6.3% higher.

Elaborated/processed products volume rose 5.1%, corresponding to an 11.6% hike in sales. The year-to-date increase in volume and sales was 8.3% and 13.5% respectively. The growth recorded in higher value-added items reflects the Company's priority of improving the product mix in the domestic market although demand remains concentrated on the lower-priced products, a continued indication of limited disposable incomes.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Domestic Market                                           Tons (thousand)                  Sales (R$ million)
                                                    3Q `04     3Q `03      %Ch.       3Q `04      3Q `03      %Ch.
In-Natura                                              11.8      12.6       (6.6)       46.9         45.1        3.8
     Poultry                                            9.1       8.9        1.7        34.9         33.4        4.6
     Pork/Beef                                          2.7       3.7      (27.0)       12.0         11.8        1.8
Elaborated/Processed (meats)                          111.6     106.4        4.8       497.6        447.3       11.2
Other Processed                                         6.0       5.4       11.3        46.1         39.8       15.9
Total Frozen and Chilled                              129.3     124.4        3.9       590.6        532.2       11.0
     Soybean Products                                  35.5      34.0        4.4        57.2         44.7       27.8
     Others                                             -         -          -          29.4         27.2        8.4
Total                                                 164.9     158.5        4.0       677.2        604.1       12.1
Total Elabor/Processed                                117.6     111.9        5.1       543.7        487.1       11.6



                                                   YTD. 04     YTD. 03     % Ch.     YTD. 04     YTD. 03      % Ch.
In-Natura                                              34.5      38.4      (10.2)      132.6        131.8        0.6
     Poultry                                           25.4      28.7      (11.5)       96.9        102.5       (5.5)
     Pork/Beef                                          9.1       9.7       (6.2)       35.8         29.4       21.8
Elaborated/Processed (meats)                          328.0     303.2        8.2     1,446.8      1,276.0       13.4
Other Processed                                        16.9      15.2       10.7       126.5        109.7       15.4
Total Frozen and Chilled                              379.3     356.8        6.3     1,705.9      1,517.5       12.4
     Soybean Products                                 113.4     106.0        7.0       187.5        157.0       19.4
     Others                                             -         -          -          90.7         95.1       (4.6)
Total                                                 492.7     462.8        6.5     1,984.1      1,769.6       12.1
Total Elabor./Processed                               344.8     318.4        8.3     1,573.3      1,385.6       13.5

Average prices during the quarter were 7.4% higher, and 6.4% for the year as a whole, thanks to the improvement in the average prices of in-natura pork meat and the increased share of higher value-added products. Average costs grew 2.7% during the quarter and 1.9% lower in the first nine months.


DISTRIBUTION CHANNELS

The following graph shows the Company's market share:


                     YTD 2004                YTD 2003

                [GRAPHIC OMITTED]       [GRAPHIC OMITTED]

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

As part of its seventieth anniversary commemorations, Perdigao developed a special advertising campaign. It also took part in the ABRAS (Brazilian Supermarkets Association) trade fair where it launched and displayed its new products, notably Chicken Pop Corn, Franget's and Pizza Calabresa Brotinho.

The following graph shows the Company's market share:


                                MARKET SHARE-(%)

                               [GRAPHIC OMITTED]

The fourth quarter is particularly important for food consumption due to the seasonal demand over the year-end holiday period. We are forecasting a 5% increase in these sales including special poultry (chester(R) and turkey), together with traditional items such as tender ham, tenderloin, bone-in rindless leg, and Parma ham.

EXPORTS

Overseas sales in the quarter were R$ 701.2 million, an increase of 31.1%, and corresponding to 57.8% of net sales. The volume of frozen and chilled products grew 15.1%, with elaborated/processed products increasing 1.9%. These higher value-added products are exported to Europe, the Far East, the Middle East and Eurasia. Growth in sales was less buoyant because of the surplus of cooked product imports from Thailand in the European market combined with lower consumption, which triggered weaker prices.

Third quarter sales to the Company's leading markets experienced the following performances: the Middle East recorded a decline of 6.3% because of the lower priced inventory levels built up in the second quarter and the seasonal dip in demand during the summer months. The Far East grew 28.9%, although reporting a fall in volumes and average prices compared with the second quarter. European sales were up by 21.5%, in spite of weaker processed product prices in the quarter. The remaining markets such as Eurasia and Africa also posted good growth.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exports                                                   Tons (thousand)                  Sales (R$ million)
                                                    3Q `04     3Q `03      %Ch.       3Q `04      3Q `03      %Ch.
In-Natura                                             135.8     115.7       17.4       552.3        386.2       43.0
     Poultry                                          107.7      95.7       12.6       411.8        313.6       31.3
     Pork                                              28.1      19.9       40.8       140.5         72.6       93.4
Elaborated/Processed (meats)                           20.6      20.3        1.3       147.0        146.6        0.2
Total Frozen and Chilled                              156.5     136.0       15.1       700.3        533.1       31.4
Total                                                 156.6     136.4       14.8       701.2        534.7       31.1
Total Elabor/Processed                                 20.7      20.3        1.9       148.0        146.9        0.8



                                                   YTD. 04     YTD. 03     % Ch.     YTD. 04     YTD. 03      % Ch.
ln-Natura                                             391.2     312.0       25.4     1,615.1        961.1       68.0
     Poultry                                          324.2     263.9       22.8     1,294.2        789.5       63.9
     Pork                                              67.0      48.1       39.3       320.9        171.6       87.0
Elaborated/Processed (meats)                           50.4      52.7       (4.5)      386.9        379.3        2.0
Total Frozen and Chilled                              441.9     364.8       21.1     2,004.0      1,340.9       49.5
Total                                                 442.2     365.8       20.9     2,006.0      1,343.0       49.4
Total Elabor/Processed                                 50.7      52.8       (4.1)      388.9        379.7        2.4

Due to excellent first half results, exports of frozen and chilled products for year-to-date were up 49.4% - representing 57% of net sales - and 21.1% by volume.

Processed pork products continued to register significant growth in the Eurasian Hong Kong and Singapore markets. These products increased 40.8% by volume and 93.4% in sales during the quarter and 39.3% and 87%, respectively for year-to-date.


                                EXPORTS BY REGION
                YTD 04                                  YTD 03

           [GRAPHIC OMITTED]                        [GRAPHIC OMITTED]

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


% NET SALES


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Avian influenza continues to afflict Asia making it difficult for the region's producers to reenter the export market. However, as we had already forecast, prices slipped in the third quarter due to flat demand and the substitution of poultry meat for other proteins in the leading importing countries. In addition, the appreciation of the Real against the US dollar of 3.9% in the quarter resulted in lower export revenues in local currency terms.

As a result, while average prices climbed approximately 15.1% compared with the same quarter in 2003, they fell 7.6% in the 3Q04 compared with 2Q04. Average costs were 24.5% higher in relation to 3Q03, with decreased average prices and increased average costs and translating into a squeeze on margins. For the year-to-date, prices rose 24.3% against 12% for costs.

The Company is forecasting a 20% growth in export volumes of meats in 2004. Perdigao is directing meat exports originally destined for Russia to other overseas markets as well as to the domestic market because of the ban on the import of Brazilian meat by the Russian authorities.

ECONOMIC AND FINANCIAL PERFORMANCE

NET SALES

Net sales in the quarter grew 20% to R$ 1.2 billion. Growth over the first nine months of the year was 28.6%, amounting to R$ 3.5 billion thanks to favorable export markets.




DS - DOMESTIC SALES
E -EXPORTS

                          Composition of Net Sales (%)

                               [GRAPHIC OMITTED]

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Sales of elaborated/processed products grew 11.1% and 6.5% in terms of volume for the year-to-date. However, their relative share of the Company's net sales has declined from 52.9% to 44.4% due to increasing in-natura exports.

Sales returns reported a higher increase than the net sales due to higher PIS/COFINS charges.

COST OF SALES

The cost of sales registered an increase in the quarter because of the higher costs of raw materials, grain, pork, industrial meats and labor. Compared with the second quarter, the main increase was in industrial meat costs, particularly in the pork segment. Packaging costs were 10% higher while labor costs also rose following the annual collective wage agreements and the increase in the labor force hired to meet stronger overseas demand. Higher public tariffs also drove costs upwards. The cost of sales recorded an increase for the quarter and year-to-date of 23% and 23.7%, respectively.

GROSS MARGIN

The gross margin was lower due to the fall in international prices combined with cost pressures. There was a quarter on quarter dip of 190 basis points to 25.6% from 27.5%. Gross margin for the year-to-date was 27.6% against 24.8% in 2003.

OPERATING EXPENSES

Operating expenses were 18.4% of net sales compared with 18.1% for the same quarter in 2003, while for the first nine months of 2004, this item stood at 17.3% of net sales against 19.6% for the same period in the preceding year. Increased operating expenses were driven higher quarter on quarter by investments in the seventieth anniversary commemorative advertising campaign, in the Company's international structure as well as hikes in electric energy, freight and port charges.

OPERATING INCOME

Operating income before financial expenses totaled R$ 87.8 million, a 7.2% decrease in the quarter due to the higher costs and expenses and average product selling prices, as well as the appreciation of the Real against the US dollar. 3Q04 results compared with 2Q04 were impacted by the decline in international prices and also the currency appreciation.

For the year-to-date, the operating margin stands at 10.3% against 5.1% posted for the same period in 2003 and reflecting the excellent first half 2004 performance. Operating profit grew 157.9% to R$ 362.7 million.

FINANCIAL RESULTS

As of September 30 2004, net accounting debt was R$ 599.1 million, 31% down on the closing outstanding for the third quarter 2003. This improvement was made possible by the good cash generation and measures taken to reduce working capital financing needs - this in spite of payments on corn and soybean supply contracts and the payment of interest on equity capital to shareholders.

There was also a modification in debt profile with a reduction in the level of advances on exports and consequently, cash investments.

R$ Million                                    On September 30, 2004           On September 30, 2003
Debt                                Short-Term      Long-term       Total            Total   % Ch.
Local Currency                         434.0           193.2           627.2         547.3   14.6
Foreign Currency                       297.0           136.9           434.0         963.5  (55.0)
Gross Debt                             731.0           330.2         1,061.2       1,510.8  (29.8)
Cash Investments
Local Currency                         199.3               -           199.3         313.8  (36.5)
Foreign Currecy                         91.4           171.4           262.8         328.6  (20.0)
Total                                  290.7           171.4           462.1         642.4  (28.1)
Net Account Debt                       440.3           158.8           599.1         868.4  (31.0)
Exchange Rate Exposure-US$ million                      14.1   (30.5)     -

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Compared to the third quarter 2003, net financial expenses plus equity pick-up recorded a fall of 20.7% and for the nine month period to September 30 2004, an increase of 24.5% over the same period last year.

NET INCOME AND NET MARGIN

Perdigao reported a net income for the quarter of R$ 40.3 million, 5.4% higher than the third quarter 2003, and a net margin of 3.3% against 3.8%. Net Income for year-to-date was R$ 211.3 million, an increase of 310.6%, corresponding to a net margin of 6%, compared with the1.9% in the same period 2003.


SHAREHOLDERS' EQUITY

Shareholders' equity totaled R$ 924.5 million, 27.1% more than the same period in the preceding year registering a return in the nine months of 27.7%.

The Company has R$ 206.8 million in recoverable and deferred taxes that have been accumulated in its normal course of business. This amount will be offset against future taxes payable.

STOCK MARKET

Perdigao's shares and ADRs reported an appreciation of 52.3% and 65.1% respectively in the quarter, both exceeding the Bovespa Index and the Dow Jones Industrial Average. Trading volume in shares for the quarter was up by 12.9% and by 206.8% in the ADRs traded. The average daily financial volume for the year-to-date was US$ 1.6 million.

                     PRGA4                            3Q `04           3Q `03           YTD. 04           YTD. 03
Share Price - R$ *                                      45.80            17.06            45.80            17.06
Traded Shares (Volume)                             8.7 million      7.7 million       23.5 million     16.2 million
Performance                                             52.3%            42.2%            85.4%            39.8%
Bovespa Index                                            9.9%            23.4%             4.5%            42.1%
IGC (Brazil Corp. Gov. Index)                           17.2%            17.2%            12.9%            32.4%



                      PDA                             3Q `04           3Q `03            YTD 04           YTD 03
Share Price - US$ *                                     31.91            11.75            31.91            11.75
Traded ADRs (Volume)                              740.3 thousand   241.3 thousand     1.8 million     625.2 thousand
Performance                                             65.1%            36.8%            83.9%            67.9%
Dow Jones Index                                         (3.4%)            3.2%            (3.6%)           11.2%
*Closing Price

The Company's domestically traded shares and its ADRs appreciated by 168% and 172% respectively over the 12-month period ending September 30 2004 as shown in the following graph:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER


            Share Performance           ADR Peformance

            [GRAPHIC OMITTED]           [GRAPHIC OMITTED]

SOCIAL BALANCE

As of September 30 2004, the Company had a workforce of 30,943 employees, an increase of 11.6% compared with the same quarter in 2003 and representing the creation of 3,200 new job opportunities. These additional employees were allocated to the new industrial units for increasing production destined for export markets and to support the Company's growth.


Main Indicators                      09.30.04         09.30.03       % Ch.
Number of Employees                   30,943          27,725           11.6
Net Sales per Employee/year -          151.6           131.5           15.3
  R$ thousands
Productivity per Employee (tons/year)   36.1            35.7            1.2


The Company's Marau-(RS) unit was awarded the Expressao Ecology Prize for environmental management (food category), presented by the Expressao magazine.

During the year, the Company has invested R$ 52.6 million in benefits and social programs, an increase of 28.9%. Investments in the environmental area were R$
4.9 million, 68.3% higher.

Accumulated added value was R$ 1.2 billion, 60.5% more than for the same period in 2003. Tax payments were up by 43.7% due to an increase in tax rates, notably PIS/COFINS charges.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

Distribution of Added Value                 YTD 04               YTD 03
Human Resources                              33.0%                  37.8%
Taxes                                        41.2%                  45.9%
Interest                                      6.4%                   8.9%
Dividends                                     4.2%                   -
Retention                                    13.4%                   6.9%
Management/Employees' Profit Sharing          1.8%                   0.5%
Total                                       100.0%                 100.0%

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CORPORATE GOVERNANCE

Perdigao was ranked as having one of the best annual reports, for the second consecutive year receiving the Abrasca Prize for the Best Annual Report. This achievement reflects the corporate posture of focusing on transparency of information and the adoption of best practices of corporate governance.

On June 18 2004, the Board of Directors approved the distribution of interest on equity capital of R$ 50 million, equivalent to a gross value of R$ 1.12337 per share less 15% withholding tax. Payment was effected to shareholders on August 31 2004.

For the first nine months of 2004, the amount paid to Ernst & Young for planning and advisory services on international tax matters amounted to R$936,700, corresponding to approximately 1.87 times the external audit fees.

OUTLOOK

In the light of the favorable outlook for fourth quarter sales, the Company believes that it can reach the following targets in 2004:

>> Growth rates in excess of 10% for sales volume of frozen and chilled products;

>>   An increase of about 18% - 20% in export volumes;

>> An increase of approximately 5% - 6% in sales volume to the domestic market;

>>   Capital expenditures at around R$ 90 million.

The projects being implemented and the new investments announced provide the necessary bedrock for the sustained growth and increased value-added of the Company's businesses.
                                                       Sao Paulo, November 2004.

                 Eggon Joao da Silva        Nildemar Secches
                      Chairman           Chief Executive Officer

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

09.01 - INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1- Item    2- Affiliate/Coligate name     3-   General   Taxpayers' 4- NATURE OF SHARE CONTROL   5- % Capital     6- % investor  net
                                          Register                                                                  equity
7- TYPE OF COMPANY                        8- number of shares  held on current  quarter 9-  number of shares held on last quarter
                                          (Units)                                       (Units)

    01     PerdigAo Agroindustrial S.A.          86.547.619/0001-36 Private Subsidiary               100.00             100,00
Industrial, Commercial and Others                                            46,150,563                             46,150,563

    02     PERDIGAO EXPORT LTD.                       -             Private Subsidiary               100.00               0.00
Industrial, Commercial and Others                                                10,000                                 10,000

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

SHAREHOLDERS' COMPOSITION
Shareholders' composition on 09.30.04

---------------------------------------------------------------------------------------------------------------------------
                                      COMMON SHARES              PREFERRED SHARES
         SHAREHOLDERS                                          %                           %               TOTAL         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,326,661        79.67        9,661,085      33.11          21,987,746     49.24
Management:
  Board of Directors (*)                  1,568,431        10.14        1,825,312       6.26           3,393,743      7.60
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,568,965        10.14       17,558,421      60.17          19,127,386     42.84
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,137,396        20.28       19,383,747      66.43          22,521,143     50.44
---------------------------------------------------------------------------------------------------------------------------
(*) Including Weg S.A. and Eggon Joao da Silva Adm. Ltd.

Shareholders' composition on 09.30.03

---------------------------------------------------------------------------------------------------------------------------
                                      COMMON SHARES              PREFERRED SHARES
         SHAREHOLDERS                                       %                              %               TOTAL         %
---------------------------------------------------------------------------------------------------------------------------
Controlling shareholders                 12,359,415        79.88       10,519,605      36.05          22,879,020     51.24
Management:
  Board of Directors (*)                  1,568,431        10.14        1,777,312       6.09           3,345,743      7.49
  Executive Officers                              -            -                2          -                   2         -
Fiscal Council                                    -            -               12          -                  12         -
Treasury shares                               7,900         0.05          135,595       0.46             143,495      0.32
Other shareholders                        1,536,211         9.93       16,747,901      57.40          18,284,112     40.95
---------------------------------------------------------------------------------------------------------------------------
Total                                    15,471,957       100.00       29,180,427     100.00          44,652,384    100.00
---------------------------------------------------------------------------------------------------------------------------
Shares outstanding                        3,104,642        20.07       18,525,227      63.49          21,629,869     48.44
---------------------------------------------------------------------------------------------------------------------------
(*) Including Weg S.A. and Eggon Joao da Silva Adm. Ltd.

Shareholders' composition with more than 5% of voting capital on 09.30.04:

                                                          -----------------------------------------------------------------
                                                                  Common shares         %       Preferred shares         %
                                                          -----------------------------------------------------------------
Previ - Caixa Prev. Func. Bco. Brasil                                 2,865,315     18.52              3,972,428     13.61
Fun. Telebras Seg. Social - Sistel                                    2,766,917     17.88                134,689      0.46
Petros - Fund. Petrobras Seg. Soc.                                    2,255,562     14.58              2,706,761      9,28
Fapes (Fund. Assist. Prev. Social)-BNDES                              2,040,984     13.19              1,151,361      3.95
Weg S.A. (*)                                                          1,566,862     10.13              1,768,172      6.06
Real Grandeza Fundacao de APAS                                        1,579,469     10.21                      -         -
Bradesco Vida e Previdencia S.A. (*)                                  1,156,411      7.47                      -         -
Valia - Fund. Vale do Rio Doce                                          303,609      1.96              1,544,786      5.29
Previ-Banerj                                                            514,805      3.33                151,060      0.52
                                                          -----------------------------------------------------------------
Sub-total                                                            15,049,934     97.27             11,429,257     39.17
Others                                                                  422,023      2,73             17,751,170     60.83
---------------------------------------------------------------------------------------------------------------------------
Total                                                                15,471,957    100.00             29,180,427    100.00
===========================================================================================================================
(*) Shareholders that are not part to a Shareholders' Agreement.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

HOLDERS OF MORE THAN 5% OF VOTING CAPITAL TILL THE PERSON LEVEL:

WEG S.A. (THOUSAND OF SHARES)

                                               --------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                              %
                                               --------------------------------------------------------------
Weg Participacoes e Servicos S.A.(a)                        279,211     96.95               30,023      9.10
Others                                                        8,789      3,05              299,932     90.90
-------------------------------------------------------------------------------------------------------------
Total                                                       288,000    100.00              329,955    100.00
=============================================================================================================

WEG PARTICIPACOES E SERVICOS S.A. (A) (THOUSAND OF SHARES)

                                                        COMMON SHARES        %     PREFERRED SHARES      %
Tania Marisa da Silva                                          6,107       6.58                  -        -
Decio da Silva                                                 6,107       6.58                  -        -
Solange da Silva Janssen                                       6,107       6.58                  -        -
Katia da Silva Bartsch                                         6,107       6.58                  -        -
Marcia da Silva Petry                                          6,107       6.58                  -        -
Miriam Voigt Schwartz                                         10,177      10.96                  -        -
Valsi Voigt                                                   10,177      10.96                  -        -
Cladis Voigt Trejes                                           10,177      10.96                  -        -
Diether Werninghaus                                            7,684       8.28                  -        -
Martin Werninghaus                                             7,684       8.28                  -        -
Heide Behnke                                                   7,684       8.28                  -        -
                                               ------------------------------------------------------------
Others                                                         8,728       9.38                  -        -
                                                              92,846     100.00                  -        -
                                               ============================================================
BRADESCO VIDA E  PREVIDENCIA S.A.

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
                                               ---------------------------------------------------------------
Bradesco Seguros S.A. (b)                               791,364,365    100.00                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                   791,364,365    100.00                    -          -
==============================================================================================================

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

16.01 - OTHER RELEVANT INFORMATION

BRADESCO SEGUROS S.A. (B)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
                                               ---------------------------------------------------------------
Banco Bradesco S.A. (c)                                     625,316     99.46                    -          -
Others                                                        3,376      0.54                    -          -
--------------------------------------------------------------------------------------------------------------
Total                                                       628,692    100.00                    -          -
==============================================================================================================

BANCO BRADESCO S.A. (C)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
                                               ---------------------------------------------------------------
Cidade    de   Deus    Cia.    Comercial    de           38,100,432     47.69              170,180       0.21
Participacoes (d)
Fundacao Bradesco                                        12,896,216     16.14            1,896,539       2.41
Banco Bilbao Vizcaya Argentaria S.A.                      3,994,701      5.00            3,934,697       5.00
Others                                                   24,902,656     31.17           72,692,520      92.37
--------------------------------------------------------------------------------------------------------------
Total                                                    79,894,005    100.00           78,693,936     100.00
==============================================================================================================

CIDADE DE DEUS CIA. COMERCIAL DE PARTICIPACOES (D)

                                               --------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                              %
                                               --------------------------------------------------------------
Nova Cidade de Deus  Participacoes S.A. (e)           2,204,062,097     44.22                    -         -
Fundacao Bradesco                                     1,629,622,730     32.69                    -         -
Lia Maria Aguiar                                        417,744,408      8.38                    -         -
Lina Maria Aguiar                                       417,744,408      8.38                    -         -
Others                                                  315,378,857      6.33                    -         -
-------------------------------------------------------------------------------------------------------------
Total                                                 4,984,552,500    100.00                    -         -
=============================================================================================================

NOVA CIDADE DE DEUS PARTICIPACOES S.A. (E)

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
                                               ---------------------------------------------------------------
Fundacao Bradesco                                        85,895,018     46.30          196,575,069      98.35
Elo Participacoes S.A. (f)                               99,616,804     53.70                    -          -
Caixa Beneficente dos Func. do Bradesco                           -         -            3,301,691       1.65
--------------------------------------------------------------------------------------------------------------
Total                                                   185,511,822    100.00          199,876,760     100.00
==============================================================================================================

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------


16.01 - OTHER RELEVANT INFORMATION

ELO PARTICIPACOES S.A. (F)

On 09.30.04 none of the shareholders held individually more than 5% of the voting capital of the Company.

                                               ---------------------------------------------------------------
                                                      COMMON SHARES               PREFERRED SHARES
                                                                            %                               %
--------------------------------------------------------------------------------------------------------------
Total                                                   103,033,675    100.00           61,148,836     100.00
==============================================================================================================

SHAREHOLDERS' COMPOSITION OF CONTROLLING SHAREHOLDERS, EXECUTIVE OFFICERS AND
FISCAL COUNCIL ON 09.30.04:

                                                    --------------------------------------------------------
                                                         COMMON SHARES            PREFERRED SHARES
                                                                              %                           %
                                                    --------------------------------------------------------
a) Controlling shareholders                                 12,326,661    79.67          9,661,085    33.11
b) Executive officers and Fiscal Council (*)                 1,568,431    10.14          1,825,312     6.26

b.1) Executive Officers and Fiscal Council
                                                    --------------------------------------------------------
                                                         COMMON SHARES            PREFERRED SHARES
                                                                              %                           %
                                                    --------------------------------------------------------
Board of Directors - Direct participation                          162     0.00             39,140     0.13
Board of Directors - Indirect participation (*)              1,568,269    10.14          1,786,172     6.12
Executive Officers                                                   -        -                  2     0.00
Fiscal Council                                                       -        -                 12     0.00

(*) Indirect participations of board members through Weg S.A. and Eggon Joao da Silva Adm. Ltd.- 10.14% of the common shares and 6.12% of the preferred shares.

FREE FLOAT SHARES

On 09.30.04 there were 22,521,143 free float shares, 50.44% of total issued, an amount of 3,137,396 common shares and 19,383,747 preferred shares, representing 20.28% and 66.43% respectively.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM                              CORPORATE LAW
QUARTERLY INFORMATION - ITR - September 30, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

-----------------------------------------------------------------------------------------------------------------------------------
1- CVM Code                                  2- Company Name                            3- General Taxpayers' Register
01629-2                                      PERDIGAO S.A.                              01.838.723/0001-27
-----------------------------------------------------------------------------------------------------------------------------------

17.01 - SPECIAL REVIEW REPORT

1 - TYPE OF OPINION
UNQUALIFIED OPINION

2 - OPINION

To the Managers and Shareholders of

Perdigao S.A.

1) We have executed a special review of the Quarterly Information (ITR) of PERDIGAO S.A. and subsidiaries for the period ended September 30, 2004, comprising the balance sheet, the statement of income, the performance report and relevant information, presented in thousands of Brazilian Reais and elaborated in accordance with accounting practices adopted in Brazil.

2) Our special review has been executed in accordance with the specific rules set forth by the Brazilian Institute of Independent Accountants (IBRACON) with the Federal Accountants Council, and consisted mainly of : (a) questioning and discussion with the officers in charge of the accounting, financial and operating areas of the Company as to the main criteria adopted for preparation of the Quarterly Information; and b) review of the information and subsequent events influencing or which might have a relevant influence on the Company's financial situation and operations.

3) Based on our special review, we are not aware of any material modification which might be effected as to the previously mentioned Quarterly Information, in order to make them in accordance with accounting practices adopted in Brazil, compliance with the rules issued by the Securities Commission - CVM, specifically applied in the preparation of the compulsory Quarterly Information.


Sao Paulo, October 22, 2004


ERNST & YOUNG AUDITORES INDEPENDENTES S.S.
CRC-2-SP-015.199/O-6

Luiz Carlos Passetti
Accountant - CRC-1-SP-144343/O-3-T-SC-S-SP